JOINT FILING AGREEMENT

       Each of the undersigned agrees that (i) the statement on Schedule 13D relating to the Common Stock of Venus Concept, Inc. has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signature hereto, at the principal office thereof.

       This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: April 14, 2025

EW HEALTHCARE PARTNERS, L.P.

By: Essex Woodlands Fund IX-GP, L.P.,
        Its General Partner

By: Essex Woodlands IX, LLC,
        Its General Partner

By: /s/ R. Scott Barry
        Name: R. Scott Barry
        Title: Manager

EW HEALTHCARE PARTNERS-A, L.P.

By: Essex Woodlands Fund IX-GP, L.P.,
        Its General Partner

By: Essex Woodlands IX, LLC
        Its General Partner

By: /s/ R. Scott Barry
        Name: R. Scott Barry
        Title: Manager

ESSEX WOODLANDS FUND IX-GP, L.P.

By: Essex Woodlands IX, LLC,
        Its General Partner

By: /s/ R. Scott Barry
        Name: R. Scott Barry
        Title: Manager

ESSEX WOODLANDS IX, LLC

/s/ R. Scott Barry
Name: R. Scott Barry
Title: Manager